EXHIBIT 99.45
NEWS RELEASE
FOR IMMEDIATE RELEASE:
July 6, 2011
STUDENT TRANSPORTATION ANNOUNCES LETTERS OF INTENT TO ACQUIRE SCHOOL BUS OPERATORS
Revenue Growth of 11% Built-In for Current Fiscal Year
WALL, NJ (July 6, 2011) — Student Transportation Inc. (STI) (TSX: STB) announced it has signed four separate “non material” letters of intent (“LOI”) subject to final due diligence and customer consents to acquire four school bus companies that will add over 150 vehicles with annualized revenues of over US$7.8 million. Additional details will be disseminated upon closing of the acquisitions which are scheduled prior to the start of the school year in August. The company will fund the acquisitions through its existing credit facility. Management said the transactions will be immediately accretive to shareholders of its common stock upon closing and will be consistent with margins and purchase price multiples of previous acquisitions.
“These acquisitions while small in size strengthen our existing operating locations by adding regional density to those areas,” said Denis J. Gallagher, chairman and chief executive officer. “We plan on continuing the excellent service these companies have delivered and to provide our added value and expertise in safety and community service. They have very good drivers, top notch maintenance and support staff, and customers who value safe and reliable local service. Also, each of the new companies has some form of fuel protection clauses in place which is an important criteria for us when making an acquisition,” added Mr. Gallagher.
With the contract wins recently released and the year over year built in growth from several acquisitions closed in fiscal year 2011, the company is poised for over 11% year over year growth in revenues already before the new school season starts. STI is well positioned for another solid year in fiscal 2012. STI also reported they continue to review solid opportunities available through our Acquisition, Bid-in & Conversion (“A-B-C”) growth strategy. Gallagher said, “Our growth pipeline remains robust and our contract bid and renewal season went very well. We have new start-ups in almost every operating region. With school districts and certain states still owning and operating almost two-thirds of the school buses in the US, we continue to believe there are strong opportunities for growth. It’s just math, school districts will have to at least cost and compare and eventually convert at some point. The savings and capital we provide are too great to pass up.”
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STI’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STI’s growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STI’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)